March 10, 2025

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

       Re: Iron Bridge Mortgage Fund, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 6
           Filed March 3, 2025
           File No. 024-11984
Dear Gerard Stascausky:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 10, 2025 letter.

Post-qualification Amendment No. 6 to Offering Statement on Form 1-A filed March 3, 2025
Risk Factors
We are not a registered investment company under the Investment Company Act, and as such your investment may not have the same rights . . . , page 16

1.     We note your response to prior comment 2. Please remove the phrase endorsed by
       SEC guidance    on page 16. Further, please revise the Company   s risk
factor
       disclosure to describe potential risks if the Units are deemed to be redeemable
       securities.    Clarify that there is no assurance that SEC staff would
agree that the Units
       are not    redeemable securities.
General

2. We note your response to prior comment 6. Please revise your statement on page F-6 to clearly state whether such loans are or will be secured in whole by real property, rather than in part (consistent with page F-30).
 March 10, 2025
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Alison Pear